

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 28, 2011

<u>VIA U.S. MAIL and FACSIMILE</u>

Gregory E. Lichtwardt
Chief Financial Officer
Conceptus, Inc.
331 East Evelyn Ave.
Mountain View, CA 94041

> **Re:**   **Conceptus, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 8-K dated February 24, 2011**
> **File No. 000-27596**

Dear Mr. Lichtwardt:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 35

Income Taxes, page 37

1. With a view toward disclosure in future filings, please tell us any material assumptions underlying management's determination that the deferred tax asset will be realized. If the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, a description of these assumed future events, quantified to the extent practicable, should be furnished in MD&A in future filings.

Results of Operations, 2010 results compared to 2009, page 41

2. We see that during 2010, selling general and administrative expenses increased in dollar amount as well as a percentage of revenues. In addition, it appears that this increase resulted in a decline in your operating profit from 2009 to 2010. In your response and in future filings, please elaborate on the contributors to the increased SG&A expense. For example, please quantify each factor listed your discussion of the increase and explain the nature of the $6.9 million increase in "personnel and legal fees." As a related matter, to the extent material in future filings, please discuss the changes in operating profit from one period to the next.   Please refer to Item 303(A)(3) of Regulation S-K.

Form 8-K dated February 24, 2011

Exhibit 99.1

3. We see that you present a non-GAAP measure of EBITDA, further adjusted for stock-based compensation. Both EBITDA and adjusted EBITDA are non-GAAP financial measures. Accordingly, in future earnings releases please label the non-GAAP measure as "adjusted EBITDA" or some other appropriate term to distinguish your measure from conventionally determined EBDITA. As a related matter, your measure of adjusted EBITDA should be reconciled from net income or loss, as opposed to operating earnings. Please refer to Compliance and Disclosure Interpretations 103.1 and 103.2.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please do not hesitate to contact me at (202) 551-3676.

Sincerely,

for
Brian Cascio
Accounting Branch Chief